# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eshallgo Inc., CIK 0001879754
CUSIP: G3121H103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: No. 37, Haiyi Villa, Lane 97, Songlin Rd, Pudong New District, Shanghai, China (F4), 200120
Date of event which requires filing of this statement: 07/03/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002052435

## Reporting persons
- MASSIVE HONOR LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 2,944,000; shared voting power 0; sole dispositive power 2,944,000; shared dispositive power 0; aggregate amount beneficially owned 2,944,000 (11.718% of the class)
  Comment: MASSIVE HONOR LIMITED, a British Virgin Islands company, holds 2,944,000 Class A ordinary shares. MASSIVE HONOR LIMITED has a sole director, namely, Xiaoxiao Li, who owns 16.56% of MASSIVE HONOR LIMITED's shares. However, MASSIVE HONOR LIMITED has seventeen other shareholders, none of whom, including Xiaoxiao Li, has sole voting and dispositive power of all the shares held by MASSIVE HONOR LIMITED.

## Item 1. Issuer
Name of issuer: Eshallgo Inc.
Address of issuer's principal executive offices: No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong New District, Shanghai, China 200120

## Item 2. Person Filing
Name of person filing: MASSIVE HONOR LTD
Address of principal business office or, if none, residence: No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong New District, Shanghai, China 200120
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,944,000 Class A Ordinary Shares
Percent of class: 11.718
Sole power to vote or to direct the vote: 2,944,000 Class A Ordinary Shares
Shared power to vote or to direct the vote: 0 Class A Ordinary Shares
Sole power to dispose or to direct the disposition: 2,944,000 Class A Ordinary Shares
Shared power to dispose or to direct the disposition: 0 Class A Ordinary Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MASSIVE HONOR LTD: /s/ Xiaoxiao Li, Executive Director (01/28/2025)